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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)
                             PLM INTERNATIONAL, INC.
                            (Name of Subject Company)

                             PLM INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    69341L205
                      (CUSIP Number of Class of Securities)


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                                 Susan C. Santo
                 Vice President, Secretary, and General Counsel
                                   One Market
                         Steuart Street Tower, Suite 800
                         San Francisco, California 94105
                                 (415) 974-1399

       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 With a Copy to:

                            Joseph S. Radovsky, Esq.
                              Adam P. Siegman, Esq.
                       Greene Radovsky Maloney & Share LLP
                       Four Embarcadero Center, Suite 4000
                         San Francisco, California 94111
                                 (415) 981-1400

|_|      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.
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         This  Amendment No. 2 (this  "Amendment")  amends and  supplements  the
Solicitation/Recommendation Statement on Schedule 14D-9 by PLM International, Inc., a Delaware corporation ("PLM" or the "Company"), with the U.S. Securities and Exchange Commission on December 29, 2000, as amended by Amendment No. 1 to
Schedule 14D-9 filed on February 6, 2001 related to the tender offer by MILPI Acquisition Corp., a Delaware corporation, for all of the outstanding shares of common stock of PLM at a price of $3.46 per share. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the
Schedule 14D-9.

ITEM 8.  Additional Information.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

                  On February 7, 2001, PLM issued a press release announcing that approximately 6,287,732 shares representing 83.2% of the PLM common stock par value $.01 per share, had been validly tendered and not withdrawn prior to the expiration of the Offer at 12:00 midnight, New York City time, on Tuesday, February 6, 2001, all of which were accepted for payment. A copy of PLM's February 7, 2001 press release is attached hereto as Exhibit 29 and is incorporated herein by reference.

ITEM 9.  Material to be Filed as Exhibits.

         Item 9 is hereby amended by adding the following thereto:

         Exhibit No.        Description
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         99                 Press Release Issued by PLM dated February 7, 2001


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2001
                                               By:

                                                       Stephen M. Bess
                                                       President


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                                  EXHIBIT INDEX

         Exhibit No.      Description
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         99               Press Release issued by PLM dated February 7, 2001


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